Exhibit 99.1

2018-11-29

PRESS RELEASE

Oasmia Pharmaceutical AB announces new agreement with Baxter Oncology GmbH for global commercial manufacturing of Apealea®

Uppsala, Sweden, November 29, 2018 – Oasmia Pharmaceutical AB (Nasdaq: OASM) today announce that the company has signed a new five-year contract with Baxter BioPharma Solutions for global commercial manufacturing of Apealea. Technology and know-how are already transferred to Baxter and manufacturing is planned to commence within a short period of time.

Apealea will be manufactured at Baxter’s manufacturing site in Halle/Westfalen, Germany, one of the most advanced facilities for cytotoxic contract manufacturing in the world. Manufacturing at Oasmia’s own site in Uppsala is now shifted to focus on the company’s other products, Doxophos and Docecal.

“This is an important step for Oasmia’s future growth and essential for our commercial success. We see this as an important step to accelerate the launch of Apealea and our other product candidates. Baxter is a very strong partner and enables us to meet the global demand of Apealea,” says Julian Aleksov, Executive Chairman of Oasmia Pharmaceutical AB.

Terms of the agreement were not disclosed.

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.00 CET on November 29, 2018.